

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 6, 2017

Via E-mail
Ms. Barbara L. Brasier
Chief Financial Officer
Herc Holdings Inc.
27500 Riverview Center Blvd.
Bonita Springs, FL 34134

      Re: Herc Holdings Inc.
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed March 15, 2017
              File No. 1-33139

Dear Ms. Brasier:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ W. John Cash

                              W. John Cash
                              Branch Chief
                              Office of Manufacturing and
                              Construction